Exhibit 10 (ww)

Execution Copy

ASSET PURCHASE AGREEMENT

dated December 21, 2006

By and Between

DPL Energy, LLC

and

Buckeye Power, Inc.

i

5.05	Workforce	15
5.06	Tax Abatement Agreement	16
5.07	EFT Service Agreement	16

ARTICLE VI

Pre-Closing Deliveries		16

6.01	Pre-Closing Title Policy and Survey Delivery	16

ARTICLE VII		17

Warranties and Representations of Seller

7.01	Organization and Good Standing	17
7.02	Authority	17
7.03	No Violations and Consents	17
7.04	Brokers	18
7.05	Required Assets	18
7.06	Contracts	18
7.07	Insurance	18
7.08	Title to Real Property	19
7.09	Title to Purchased Assets	19
7.10	Intellectual Property	19
7.11	Litigation	19
7.12	Compliance With Laws	19
7.13	Labor Matters	20
7.14	Taxes	20
7.15	Licenses and Permits	20
7.16	Environmental Compliance	21
7.17	Purchaser Pipeline Acquisition Costs	21
7.18	Disclaimer of Warranties	21

ARTICLE VIII

Warranties and Representations of Purchaser		22

8.01	Due Incorporation	22
8.02	Authority	22
8.03	No Violations	22
8.04	Brokers	22
8.05	Litigation	22
8.06	Financing	22

ARTICLE IX

Conditions to Closing Applicable to Purchaser		23

9.01	No Termination	23
9.02	Bring-Down of Seller Warranties	23
9.03	No Material Adverse Effect	23
9.04	Pending Actions	23

9.05	Material Contracts	23
9.06	Assigned Permits	23
9.07	Other Consents and Approvals	23
9.08	All Necessary Documents	24
9.09	Title Policy	24
9.10	Brokers and Consultants	24

ARTICLE X

Conditions to Closing Applicable to Seller		24

10.01	No Termination	24
10.02	Bring-Down of Purchaser Warranties	24
10.03	Pending Actions	25
10.04	Consents and Approvals	25
10.05	All Necessary Documents	25

ARTICLE XI

Termination		25

11.01	Termination	25

ARTICLE XII

Indemnification		26

12.01	Seller Indemnification	26
12.02	Limitation	26
12.03	Purchaser Indemnification	27
12.04	Indemnification Notice	27
12.05	Indemnification Procedure	28
12.06	Effect of Indemnity Payments	28

ARTICLE XIII

Confidentiality		28

13.01	Confidentiality of Materials	28
13.02	Remedy	29

ARTICLE XIV

Certain Other Understandings		29

14.01	Post Closing Access to Records and Records Retention	29
14.02	Obligations not Performed by Closing	30
14.03	Avoidance of Double Withholding Taxes	30
14.04	Removal of Trademarks, Etc	30
14.05	[Intentionally left blank.]	30
14.06	Tax Matters.	30
14.07	O&M Transition Services Agreement Option	32

ARTICLE XV

Miscellaneous		32

15.01	Cost and Expenses	32
15.02	Entire Agreement	32
15.03	Counterparts	32
15.04	Assignment, Successors and Assigns	32
15.05	Savings Clause	33
15.06	Headings	33
15.07	Risk of Loss	33
15.08	Governing Law	33
15.09	Dispute Resolution	33
15.10	Press Releases	34
15.11	U.S. Dollars	34
15.12	Survival	34
15.13	Notices	34
15.14	No Third Party Beneficiaries	35
15.15	Jurisdiction and Consent to Service	35
15.16	WAIVER OF A JURY TRIAL	35
15.17	No Presumption Against Drafter	36

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement made and entered into this 21st day of December, 2006 (this “Agreement”) by and between Buckeye Power, Inc., an Ohio corporation not-for-profit (“Purchaser”), and DPL Energy, LLC, an Ohio limited liability company (“Seller”).

Recitals:

A.            Seller owns the Greenville, Ohio peaking power generation facility, as more fully described in Schedule I attached hereto (the “Facility”).

B.            Seller desires to sell the Facility and the assets and properties exclusively relating to the Facility hereinafter described as Purchased Assets and Purchaser desires to acquire the Facility and the Purchased Assets, on the terms and subject to the conditions hereinafter set forth.

Now, therefore, in consideration of the covenants and agreements hereinafter set forth, the parties hereto agree as follows:

ARTICLE I

Definitions

1.01         Definitions.  The following terms shall have the meanings set forth below unless otherwise expressly provided or unless the context clearly requires otherwise:

“AAA Rules” has the meaning set forth in Section 15.09.

“Additional Contracts” has the meaning set forth in clause (v) of the definition of “Purchased Assets.”

 “Affiliate” shall mean a Person which, directly or indirectly is controlled by, controls, or is under common control with another Person.  As used in the preceding sentence, “control” shall mean (i) the ownership of more than 50% of the voting securities or other voting interest of any Person, or (ii) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Arbitration Notice” has the meaning set forth in Section 15.09(b).

“Assigned Contracts” has the meaning set forth in clause (v) of the definition of “Purchased Assets.”

“Assigned Intellectual Property” has the meaning set forth in clause (vi) of the definition of “Purchased Assets.”

“Assigned Permits” has the meaning set forth in clause (vii) of the definition of “Purchased Assets.”

“Assumed Liabilities” has the meaning set forth in Section 2.05(a).

“Closing” has the meaning set forth in Section 3.01.

“Closing Date” has the meaning set forth in Section 3.01.

“Code” shall mean the Internal Revenue Code of 1986, as amended, and the final and temporary Treasury Regulations promulgated thereunder.

“Compensation Agreements” has the meaning set forth in Section 7.14(c).

“Date of the Notice of Claim” has the meaning set forth in Section 12.05(c).

“Disclosure Schedule” shall mean the schedules attached to this Agreement.

“Dispute” has the meaning set forth in Section 15.09(a).

“DOJ” shall mean the United States Department of Justice.

“DP&L” shall mean The Dayton Power & Light Company, an Ohio corporation.

“Easements” has the meaning set forth in clause (iv) of the definition of “Purchased Assets.”

“EFT Service Agreement” shall mean that Rate Schedule EFT Enhanced Firm Transportation Service Form of Transportation Agreement (Contract No. 20552) dated as of April 1, 2006, between Panhandle and Seller, including the letter agreement dated December 15, 2005 between Panhandle and Seller.

“Electric Interconnection Agreement” has the meaning set forth in clause (ix) of the definition of “Retained Assets”.

“Environmental Laws” shall mean any applicable federal, state or local Law relating to:  (a) releases or threatened releases of Hazardous Substances; (b) the exposure to, manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; (c) pollution or protection of the environment or human health; (d) natural resources or natural resource damages; or (e) occupational safety or health.

“Facility” has the meaning set forth in the Recitals and Schedule I hereto.

“FERC” shall mean the Federal Energy Regulatory Commission.

“FERC Regulatory Filing” has the meaning set forth in Section 4.02.

“First Half” shall mean, with respect to any Tax year, the period from and including January 1 to and including June 30 of such year.

“Governmental Authority” shall mean the government of the United States or any foreign country or any state or political subdivision of any thereof and any entity, body or authority exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any quasi-governmental entities established to perform such functions.

“Guarantor” means DPL Inc.

“Hazardous Substances” shall mean (a) any pollutant, contaminant, waste or chemicals, materials, compounds, constituents or substances, subject to regulation under any Environmental Laws, including without limitation those defined or designated under the following federal statutes and their state counterparts, as well as such statutes’ implementing regulations:  the Hazardous Materials Transportation Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Atomic Energy Act, the Toxic Substances Control Act, and the Federal Insecticide, Fungicide, and Rodenticide Act; (b) petroleum and petroleum products including crude oil and any fractions thereof; (c) natural gas, synthetic gas and any mixtures thereof; (d) asbestos in any form; and (e) polychlorinated biphenyls.

 “Holdback Amount” has the meaning set forth in Section 2.04.

“Indemnified Party” has the meaning set forth in Section 12.04.

“Indemnifying Party” has the meaning set forth in Section 12.04.

“Information” has the meaning set forth in Section 13.01.

“Initial Purchase Price” has the meaning set forth in Section 2.03.

“Insured Parcels” has the meaning set forth in Section 6.01(a).

“Inventory” has the meaning set forth in clause (ii) of the definition of Purchased Assets.

“IRS” shall mean the Internal Revenue Service.

“Law” shall mean any law (including common law), statute, regulation, ordinance, rule, order, decree, judgment, consent decree, settlement agreement or governmental requirement enacted, promulgated or imposed or entered into or agreed with by any Governmental Authority.

“Lien” shall mean any mortgage, lien (except for any lien for taxes not yet due and payable), charge, restriction, pledge, security interest, option, lease or sublease, claim, right of any third party, easement, encroachment or encumbrance.

“Material Adverse Effect” shall mean (a) any change in, or effect on, the Facility as currently operated by Seller that is or is reasonably likely to be materially adverse to the results of operations or financial condition of the Facility, after giving effect to this Agreement, or (b) any materially adverse change in the ability of Seller to perform its obligations under this Agreement or any of the Exhibits hereto, except that the term “Material Adverse Effect” shall not include changes, events, conditions, restrictions or burdens caused by or resulting from (i) conditions affecting the electric generation industry generally but not affecting the Facility or the Purchased Assets in any manner or degree significantly different from the electric generation industry as a whole, (ii) United States or global economic conditions or financial markets generally, or (iii) the announcement of the transactions contemplated by this Agreement.

“Material Contracts” has the meaning set forth in Section 7.06(a).

“Notice of Claim” has the meaning set forth in Section 12.04.

“O&M Transition Services Agreement” means the O&M Transition Services Agreement between Purchaser and Seller substantially in the form attached hereto as Exhibit F.

“Panhandle” shall mean Panhandle Eastern Pipe Line Company, LP.

“Parent Guaranty” means the guaranty of the Guarantor attached hereto as Exhibit A.

“Permitted Exceptions” shall mean, with respect to the Real Property, the following:

(a)           liens or encumbrances relating to the Assumed Liabilities;

(b)           all liens for Taxes, assessments, both general and special, and other governmental charges which are not due and payable as of the Closing Date;

(c)           all building codes and zoning ordinances and other Laws of any Governmental Authority heretofore, now or hereafter enacted, made or issued by any such Governmental Authority affecting the Real Property;

(d)           all easements, rights-of-way, covenants, conditions, restrictions, reservations, licenses, agreements, and other similar matters of record in the appropriate governmental offices;

(e)           all encroachments, overlaps, boundary line disputes, shortages in area, drainage and other easements, cemeteries and burial grounds and other similar matters not of record that would be disclosed by an accurate survey or inspection of the Real Property;

(f)            all electric, telephone, gas, sanitary sewer, storm sewer, water and other utility lines, pipelines, service lines and facilities of any nature now located on, over or under the Real Property, and all licenses, easements, rights-of-way and other similar agreements relating thereto that would be disclosed by an accurate survey or inspection of the Real Property;

(g)           all existing public and private roads and streets (whether dedicated or undedicated), and all railroad lines and rights-of-way affecting the Real Property;

(h)           all rights with respect to the ownership, mining, extraction and removal of minerals of whatever kind and character (including, without limitation, all coal, iron ore, oil, gas, sulfur, methane gas in coal seams, limestone and other minerals, metals and ores) that have been granted, leased, excepted or reserved prior to the date hereof; and

(i)            inchoate mechanic’s and materialmen’s liens for construction in progress and workmen’s, repairmen’s, warehousemen’s and carrier’s liens arising in the ordinary course of business.

“Permitted Real Estate Exceptions” has the meaning set forth in Section 6.01(a).

“Person” shall mean any natural person, corporation, limited liability company, partnership, joint venture, trust, association or unincorporated entity of any kind.

“Pipeline” shall mean the approximately 42.5 mile long natural gas pipeline and associated easements and rights-of-way, that extends from an interconnection with Panhandle’s main pipeline at Glen Karn, Ohio to Harden, Ohio, and interconnects with a pipeline lateral that serves the Facility, all as more particularly described in the Pipeline Agreements.

“Pipeline Agreements” shall mean that certain agreement dated as of July 9, 1993, by and between DP&L and Panhandle, as amended on November 1, 1994, and as further amended by agreement among Panhandle, DP&L and Seller on December 22, 1999, certain portions of which have been assigned by DP&L to Vectren pursuant to that certain Asset Purchase Agreement dated December 14, 1999; that certain agreement dated as of November 1, 1999 by and between DP&L and Seller, certain portions of which have been assigned by DP&L to Vectren pursuant to that certain Asset Purchase Agreement dated December 14, 1999; that certain Operational Agreement for Z-51 Pipeline by and between DP&L and Seller, certain portions of which have been assigned by DP&L to Vectren pursuant to that certain Asset Purchase Agreement dated December 14, 1999; that certain Construction, Ownership and Operation Agreement by and between Panhandle and Seller dated as of July 7, 2000; and that certain Reimbursement, Construction, Ownership and Operation Agreement by and among Panhandle, TETCO, and Seller dated June 23, 2000.  For the avoidance of doubt, any DP&L interests in the Pipeline Agreements that were not transferred to Vectren were transferred to Seller, and DP&L no longer has any interest in the Pipeline Agreements.

“PJM” shall mean PJM Interconnection, LLC, a FERC-approved regional transmission organization and energy market.

“Pratt & Whitney Repair Report” shall mean the report delivered by Pratt & Whitney to Seller generally evidencing the completion of the repair of the damage to unit 1B at the Facility identified in the Pratt & Whitney Greenville 1B Borescope Inspection Report dated September 1, 2006, and the Pratt & Whitney Revised Borescope Inspection Report dated September 13, 2006.

“Properties” has the meaning set forth in clause (iv) of definition of Purchased Assets.

“Purchase Price” has the meaning set forth in Section 2.02.

“Purchased Assets” shall mean the following described assets, rights and properties, except for the Retained Assets:

(i)            the Facility;

(ii)           except as otherwise set forth on Schedule II, all inventories for use exclusively in connection with the Facility, including all such inventories of demineralized water, chemicals, supplies, raw materials, work-in-progress and finished goods (“Inventory”);

(iii)          except as otherwise set forth on Schedule III, the tangible assets, machinery, equipment, tools, dies, molds, spare parts, vehicles, transportation equipment, furniture and office equipment, construction-in-progress, and computer hardware of Seller that constitute the Facility or are used exclusively in connection with the Facility or that are located on the Real Property;

(iv)          Seller’s rights, title and interest (A) in and to the real properties described in Schedule IV (“Real Property”) together with all buildings, other improvements, fixtures and appurtenances, and all other rights and privileges thereunto belonging or appertaining, (B) under the real property leases described in the Schedule V (“Real Property Leases”), and (C) under the easements, rights of way, real property licenses described in Schedule VI (“Easements”; together with the Real Property and the Real Property Leases, the “Properties”);

(v)           Seller’s right, title and interest in, to or under (A) the Material Contracts and (B) the personal property leases and other contracts, agreements and commitments arising from and relating exclusively to the Purchased Assets or the Facility that would be required to be described on Schedule 7.06(a) but for the exceptions set forth in Section 7.06(a) below, including those contracts listed on Schedule VII (the “Additional Contracts,” and together with the Material Contracts, the “Assigned Contracts”);

(vi)          Seller’s right, title and interest in and to the following intellectual property to the extent related exclusively to the Facility and set forth in Schedule VIII: trade names, trademarks, trademark registrations, trademark applications, service marks, service mark registrations, service mark applications; copyrights, copyright registrations, copyright applications; patent rights (including, without limitation, issued patents, applications, divisions, continuations and continuations-in-part, reissues, patents of addition, utility models and inventors’ certificates); licenses with respect to any of the foregoing; trade secrets, proprietary manufacturing information and inventions, operating and systems software, drawings and designs; customer and vendor lists and the goodwill associated with any of the foregoing (the “Assigned Intellectual Property”);

(vii)         any governmental licenses and permits of Seller relating exclusively to the Facility to the extent any of the same are transferable or assignable to Purchaser and as described on Schedule IX (the “Assigned Permits”);

(viii)        except for Retained Books and Records, at least one copy (in its existing hard copy or electronic form) of each of the following:  the operating and maintenance records; operating, safety and maintenance manuals; engineering design plans and specifications; blueprints and as-built drawings; procedures; environmental data and reports; governmental filings; and inspection and test reports related exclusively to the Facility that are in Seller’s possession (subject to the right of Seller to redact information in such records that is not related exclusively to the Facility and to retain archival copies).  This is not to include accounting records of Seller or third party proprietary items for which consent to transfer cannot be obtained as listed on Schedule X.  The foregoing is not intended to require Seller to modify or reformat any of the information provided pursuant to this subparagraph or to search or produce database or email archives, routine correspondence, SEC or FERC filings, records relating to internal project approvals, negotiations with contractors or vendors, or any other materials that are not necessary to the future ownership, operation or maintenance of the Facility or the Purchased Assets; and

(ix)           to the extent acquired by Seller from Panhandle prior to Closing, Seller’s 50% ownership interest in the Pipeline.

“Real Property” has the meaning set forth in clause (iv) of the definition of “Purchased Assets.”

“Real Property Leases” has the meaning set forth in clause (iv) of the definition of “Purchased Assets”.

“Retained Assets” shall mean the following described assets, rights and properties of Seller:

(i)            all cash and cash equivalents, including, without limitation, bank overdrafts and marketable securities;

(ii)           any accounts receivable or intercompany obligations owed to Seller by any Affiliate of Seller;

(iii)          all insurance policies of Seller or acquired or assumed by Seller prior to the Closing Date pertaining to the Facility and all rights of Seller of every nature and description under or arising out of such insurance policies;

(iv)          all rights to use the name “DPL Energy” and all derivatives thereof;

(v)           claims for refunds of Taxes paid by Seller;

(vi)          all past, present and future claims, causes of action, choses in action, rights of recovery and rights of set-off of any kind arising out of or relating to events prior to the Closing Date, except to the extent, but only to the extent, such claims or causes of action offset the liabilities assumed by Purchaser pursuant to this Agreement or the Assignment and Assumption Agreement;

(vii) any rights, interest or assets not included in the Purchased Assets;

(viii)        the assets, properties, rights and interests of Seller not related to the Facility;

(ix)           all rights, if any, of Seller for refunds of transmission credits under the Interconnection Service Agreement dated June 2006 among PJM Interconnection, LLC, Seller, and DP&L (“Electric Interconnection Agreement”), relating to payments, if any, made by Seller under such agreement for upgrades to the transmission system of DP&L;

(x)            all rights of Seller under this Agreement and the agreements and instruments delivered to Seller by Purchaser pursuant to this Agreement;

(xi)           the Retained Contracts; and

(xii)          the other assets listed on Schedule XI.

“Retained Contracts” means those contracts set forth on Schedule 7.06(b).

“Retained Books and Records” shall mean (i) all corporate seals, minute books, charter documents, entity ownership records, original tax and financial records and such other files, books and records to the extent they relate to any of the Retained Assets or Retained Liabilities or the organization, existence, capitalization or debt financing of Seller or of any Affiliate of Seller and (ii) all books and records of Seller prepared in connection with or relating in any way to the transactions contemplated by this Agreement.

“Retained Liabilities” has the meaning set forth in Section 2.05(b).

“Second Half” shall mean, with respect to any Tax year, the period from and including July 1 to and including December 31 of such year.

“Tax Abatement Agreement” has the meaning set forth in Section 7.14(c).

“Taxes” shall mean all taxes, charges, fees, duties (including custom duties), levies or other assessments, including income, commercial activity, gross receipts, net proceeds, capital gains, capital stock, ad valorem, turnover, real, personal and other property (tangible and intangible), sales, use, franchise, excise, value added, stamp, leasing, lease, user, transfer, fuel, excess profits, occupational, interest equalization, windfall profits, unitary, license, payroll, environmental, disability, severance, employees’ income withholding, other withholding unemployment and Social Security taxes, duties, assessments, charges (including recapture of tax items or benefits) and any payments in lieu of taxes or fees pursuant to compensation agreements or otherwise, which are imposed by, or pursuant to agreements with, any Governmental Authority, and such term shall include any interest, penalties or additions to tax attributable thereto.

“Tax Period” shall mean any period prescribed by any Governmental Authority for which a Tax Return is required to be filed or a Tax is required to be paid.

“Tax Return” shall mean all returns and reports of or with respect to Taxes required to be filed with any Governmental Authority or depository.

“TETCO” shall mean Texas Eastern Transmission Corporation.

“Threshold” has the meaning set forth in Section 12.02(b).

“Unassigned Contracts” has the meaning set forth in Section 14.02(b).

“Vectren” shall mean Vectren Energy Delivery of Ohio, Inc., Vectren Corporation, and/or Indiana Gas Company, Inc., as the context requires.

1.02         Interpretation.  Unless the context of this Agreement otherwise requires, (a) words of any gender shall be deemed to include each other gender, (b) words using the singular or plural number shall also include the plural or singular number, respectively, (c) references to “hereof”, “herein”, “hereby” and similar terms shall refer to this entire Agreement; and (d) all references in this Agreement to Articles, Sections, Schedules and Exhibits shall mean and refer to Articles, Sections, Schedules and Exhibits of this Agreement, (e) all references to statutes and related regulations shall include all amendments of the same and any successor or replacement statutes and regulations, (f) references to any Person shall be deemed to mean and include the successors and permitted assigns of such Person (or, in the case of a Governmental Authority, Persons succeeding to the relevant functions of such Person); and (g) the words, “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation.”

1.03         Knowledge.  As used herein the terms “knowledge” or “best knowledge” shall have the same meaning and shall mean the actual knowledge of Gary Stephenson, Vice President of Seller; Mandy Goubeaux, Manager, Generation Investment Planning, DP&L, Randall Griffin, Chief Regulatory Counsel, DP&L, and Chris Hergenrather, Tax Manager of DP&L, as it relates to Seller; and Patrick O’Loughlin as it relates to Purchaser, in each instance after due inquiry and reasonable investigation.

ARTICLE II

Purchase and Sale, Purchase Price,
Allocation and Other Related Matters

2.01         Purchase and Sale.  Upon the terms and subject to the conditions of this Agreement, at the Closing Seller shall sell, assign, convey, transfer and deliver to Purchaser and Purchaser shall acquire from Seller the Purchased Assets.

2.02         Purchase Price.  The aggregate purchase price (the “Purchase Price”) payable by Purchaser for the Purchased Assets shall be Forty-Nine Million One Hundred Eighty Thousand Dollars ($49,180,000), which price is inclusive of Inventory.

2.03         Initial Purchase Price.  At the Closing, Purchaser shall pay to Seller, by wire transfer of immediately available funds to a bank account designated by Seller prior to the Closing, an amount equal to the Purchase Price, less the Holdback Amount, if any (the “Initial Purchase Price”).

2.04         Purchase Price Holdback.  In the event that the repairs to unit 1B of the Facility are not completed (which completion shall be evidenced by delivery to Purchaser of the Pratt & Whitney Repair Report) and paid for by Seller as contemplated by Section 5.02(i) prior to the Closing Date, Purchaser shall hold back from the Purchase Price One Million Dollars ($1,000,000) (the “Holdback Amount”).  In such event, the Holdback Amount will be paid to Seller, or retained by Purchaser, when, as and to the extent provided in Section 14.02(a) of this Agreement.

2.05         Assumed Liabilities and Retained Liabilities.  (a)  As additional consideration for the purchase of the Purchased Assets, Purchaser shall, at the Closing, assume, agree to perform, and in due course pay and discharge, the following debts, obligations and liabilities of Seller relating to the Facility, in each case in accordance with the terms thereof, except to the extent that such debts, obligations or liabilities, but for a breach or default by Seller, would have been paid, performed or otherwise discharged on or prior to the Closing Date or to the extent the same arise out of any such  breach or default or out of any event that, after the giving of notice or with the lapse of time, or both, would constitute a breach or default by Seller (the “Assumed Liabilities”):

(i)            all liabilities and obligations arising or accruing after the Closing under the Assigned Contracts, to the extent that such Assigned Contracts are either assigned to Purchaser as of the Closing Date or, if not so assigned, Purchaser receives the benefits thereof as contemplated by Section 14.02(b) of this Agreement;

(ii)           all liabilities and obligations to comply with the Assigned Permits in connection with the operation of the Facility after the Closing;

(iii)          all liabilities and obligations arising out of the ownership of the Assigned Intellectual Property after the Closing;

(iv)          Purchaser’s share of any prorated Taxes as provided in Section 14.06 below; and

(v)           all other liabilities and obligations arising out of the ownership or operation of the Facility accruing after the Closing on the Closing Date and related to any period after the Closing.

(b)           Except for the Assumed Liabilities, Purchaser shall not assume by virtue of this Agreement, the Assumption Agreement, or any other ancillary agreement, or the transactions contemplated hereby or thereby, and shall have no liability for, any debts, liabilities or obligations of

Seller of any nature, fixed or contingent, known or unknown, relating to the Facility or otherwise (the “Retained Liabilities”), including the following:

(i)            all liabilities and obligations arising out of or relating to the Retained Assets;

(ii)           all liabilities and obligations to comply with the Assigned Permits in connection with the operation of the Facility prior to the Closing;

(iii)          all liabilities and obligations arising out of the ownership of the Assigned Intellectual Property prior to the Closing;

(iv)          all liabilities and obligations of Seller for any federal, state, local or foreign Taxes for any periods prior to the Closing whether or not relating to the Facility, including liability for any tax adjustment relating to a period prior to the Closing that arises after the Closing Date and Seller’s share of any prorated Taxes as provided in Section 14.06 below;

(v)           all of Seller’s or its Affiliates’ liabilities and obligations for Seams Elimination Cost/Charge Adjustment/Assignment (SECA) charges under the Electric Interconnection Agreement or otherwise;

(vi)          all liabilities and obligations arising or accruing under the Assigned Contracts prior to the Closing; and

(vii)         all other liabilities and obligations arising out of the ownership or operation of the Facility accruing prior to the Closing.

(c)           This Section 2.05 is not intended to and shall not benefit any Person other than Seller and Purchaser.

(d)           All of the Retained Liabilities shall remain and be the debts, obligations and liabilities of Seller, and Purchaser shall have no liability or responsibility for any of the debts, obligations or liabilities arising therefrom.

2.06         Sales and Transfer Taxes.  (a) Purchaser and Seller shall each pay one-half of  the cost of any real property transfer or similar tax imposed by any Governmental Authority which arises out of the transfer or recordation of the Real Property; and (b) Purchaser shall pay all other transfer, sales, purchase, use, value added, excise or similar taxes imposed by any Governmental Authority which arises out of the transfer of any of the other Purchased Assets.

2.07         Allocation of Purchase Price.  The Purchase Price shall be allocated among the Purchased Assets in accordance with Schedule 2.07.  Each party shall complete IRS Form 8594 consistently with such allocation and cooperate with the other party in the preparation of Form 8594 and furnish the other party with a copy of such form prepared in draft form, within a reasonable period before the filing due date of such form, and neither Seller nor Purchaser shall file any tax return or take a position with a tax authority that is inconsistent with such allocation.  If Seller and Purchaser are not able to agree as to the allocation of the Purchase Price, then each party shall make its own allocation of the Purchase Price and file IRS Form 8594 as it shall determine.

2.08         Parent Guaranty.  On the date hereof, the Guarantor has executed and delivered to Purchaser the Parent Guaranty.

ARTICLE III

Closing and Closing Date Deliveries

3.01         Closing.  The term “Closing” as used herein shall refer to the actual conveyance, transfer, assignment and delivery of the Purchased Assets to Purchaser in exchange for the Initial Purchase Price to Seller pursuant to Section 2.03 of this Agreement.  The Closing shall take place at the offices of Thompson Hine LLP, 10 West Broad St., Columbus, Ohio, at 10:00 a.m. local time on the fifth business day following the date upon which all of the conditions precedent set forth in Articles IX and X of this Agreement are satisfied or waived by the appropriate party hereto, subject to Article XI of this Agreement, or at such other place and time or on such other date as is mutually agreed to in writing by Seller and Purchaser (“Closing Date”).

3.02         Closing Deliveries by Seller.  At the Closing, Seller shall deliver to Purchaser:

(a)           A general warranty deed in substantially the form attached hereto as Exhibit B, duly executed by Seller, for all Real Property conveying to Purchaser good, marketable and insurable (at regular rates) title to the Real Property, free and clear of any and all Liens, except the Permitted Real Estate Exceptions;

(b)           An Easements Assignment and Assumption Agreement in substantially the form attached hereto as Exhibit C, duly executed by Seller, conveying to Purchaser good and marketable title to the Easements, free and clear of any and all Liens, except the Permitted Real Estate Exceptions;

(c)           All such bills of sale, lease assignments, trademark assignments, copyright assignments, patent assignments, contract assignments and other documents and instruments of sale, assignment, conveyance and transfer, as Purchaser or its counsel may deem necessary or desirable, duly executed by Seller, including a Bill of Sale in substantially the form attached hereto as Exhibit D, duly executed by Seller, for the Facility, an Assignment and Assumption Agreement in substantially the form attached hereto as Exhibit E, duly executed by Seller, for the Real Property Leases, the Assigned Contracts, the Assigned Intellectual Property and the Assigned Permits;

(d)           Certified copies of minutes or unanimous written consents of the Board of Managers of Seller approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement;

(e)           A Certificate, dated the Closing Date, executed by the appropriate officers of Seller, required by Section 9.02 of this Agreement; and

(f)            Such other documents, agreements, instruments and certificates as Purchaser, its financing providers, or its counsel may reasonably request to carry out the purposes of this Agreement, including, but not limited to, the documents to be delivered pursuant to Article IX of this Agreement and, if Purchaser has informed Seller in writing during the option period set forth in Section 14.07 that Purchaser intends to enter into the O&M Transition Services Agreement, such agreement duly executed by Seller.

3.03         Closing Deliveries by Purchaser.  At the Closing, Purchaser shall deliver to Seller:

(a)           The Initial Purchase Price;

(b)           Certified copies of minutes or unanimous written consents of the Board of Trustees of Purchaser approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated under this Agreement;

(c)           A Certificate, dated the Closing Date, executed by the appropriate officers of Purchaser, required by Section 10.02 of this Agreement;

(d)           The Assignment and Assumption Agreement, duly executed by Purchaser, reflecting the assumption by Purchaser of the liabilities set forth in Section 2.05(a) of this Agreement;

(e)           Ohio direct pay permit; and

(f)            Such other documents, agreements, instruments and certificates as Seller or its counsel may reasonably request to carry out the purposes of this Agreement, including, but not limited to, the documents to be delivered pursuant to Article X of this Agreement and, if Purchaser has informed Seller in writing during the option period set forth in Section 14.07 that Purchaser intends to enter into the O&M Transition Services Agreement, such agreement duly executed by Purchaser.

3.04         Cooperation.  Seller and Purchaser shall, on request, on and after the Closing Date, cooperate with one another by furnishing any additional information, executing and delivering any additional documents and/or instruments and doing any and all such other things as may be reasonably required by the parties or their counsel to consummate or otherwise implement the transactions contemplated by this Agreement.

ARTICLE IV

Pre-Closing Filings

4.01         Government Filings.  Seller and Purchaser covenant and agree with each other (a) subject to the allocation of responsibility set forth in Section 4.02, promptly to file, or  cause to be promptly filed, with any Governmental Authority, all such notices, applications or other documents as may be necessary to consummate the transactions contemplated hereby, including any required filings with FERC, and (b) thereafter diligently to pursue all consents or approvals from any such Governmental Authorities as may be necessary to consummate the transactions contemplated hereby.

4.02           FERC Regulatory Filing.

(a)           Seller shall have primary responsibility for the preparation and filing of the regulatory filing(s) to be made to FERC requesting approval under Section 203 (and Section 205, if necessary) of the Federal Power Act (the “FERC Regulatory Filing”).  Upon the request of Seller, Purchaser shall use its commercially reasonable efforts to cooperate with the Seller to prepare and file the FERC Regulatory Filing.  The parties hereto acknowledge and agree that no filings with the Public Utilities Commission of Ohio have been made, nor are they required or intended to be made, nor are such filings a condition precedent to the Closing.

(b)           Purchaser and Seller shall use commercially reasonable efforts to file as soon as practicable after the date hereof the FERC Regulatory Filing, and execute all agreements and documents, in each case, to obtain as promptly as practicable approval under Section 203 (and Section 205, if necessary) of the Federal Power Act.  Purchaser and Seller shall act diligently, and shall coordinate in completing and submitting the FERC Regulatory Filing.  Purchaser and Seller shall each have the right to review and approve (which approval shall not be unreasonably delayed or withheld) in advance all of the information relating to the transactions contemplated by this Agreement which appears in the FERC Regulatory Filing.  Purchaser and Seller agree that all telephonic calls and meetings with the FERC regarding the transactions contemplated by this Agreement shall be conducted by Purchaser and Seller jointly.

4.03         Cooperation in Regulatory Review Process.  Each party shall consult and cooperate in the regulatory review process.  Notwithstanding anything in this Agreement to the contrary, each party agrees not to oppose, obstruct, or otherwise interfere with, in any manner whatsoever, the efforts of the other party to obtain consent, clearance or approval required by any Governmental Authority or applicable Law with respect to the transactions contemplated hereby.

4.04         PJM Notification of Sale and Scheduling and Bidding for day of Closing.

(a)           Seller and Purchaser shall cooperate in the transfer of the Facility from Seller’s account with PJM to Purchaser’s account with PJM which cooperation shall include the transfer of ownership of the Facility on the Closing Date and the allocation of costs and revenues related to the Facility for the Closing Date.  Seller has provided to or shall provide to Purchaser as of the Closing Date access to all historical GADS data related to the Facility.

(b)           For any Facility bids submitted to PJM that will be effective on the Closing Date, Seller agrees to bid the Facility units in accordance with the following guidelines:

(i)            At the Seller’s calculated maximum allowable cost pursuant to PJM Manual 15 - Cost Development Guideline (or such other guideline that may replace the PJM Manual 15 — Cost Development Guideline) for the units at the Facility plus the allowable 10% markup, and

(ii)           Using a delivered gas price equivalent to the average Intercontinental Exchange (“ICE”) high trade/settlement (as determined by Seller in its discretion) for “Dominion South” and “TCO Pool” for a gas flow day that coincides with the Closing Date plus the applicable adders for pipeline fuel, transportation, storage/balancing, and other adders deemed appropriate by Seller to deliver fuel to the Facility.

4.05         2007/2008 RPM Bidding.  The parties agree and acknowledge that capacity rights within PJM’s current capacity market construct as well as its proposed Reliability Pricing Model (“RPM”) construct shall flow to Purchaser as of the Closing Date.  If the Closing Date occurs after the bidding window for the 2007/2008 delivery year base residual auction, Seller shall bid the units into the RPM process at a value that in Seller’s sole discretion approximates the avoidable cost (as defined by PJM and calculated in a manner consistent with how Seller calculates avoidable cost for its other peaking facilities) of making the Facility available for the 2007/2008 PJM delivery year.  Seller shall then transfer the Facility to Purchaser in the PJM system as of the Closing Date. The parties shall transfer both the RPM capacity benefits and PJM market seller responsibilities relating to the Facility to Purchaser as of the Closing Date.

ARTICLE V

Pre-Closing Covenants

5.01         Due Diligence Review.  (a)  Pending Closing, Seller shall at all reasonable times and upon reasonable prior notice make the properties, assets, books and records pertaining exclusively to the Facility available for examination, inspection and review by Purchaser and its lenders, agents and representatives; provided, however, Purchaser’s inspections and examinations shall not unreasonably disrupt the normal operations of the Facility, and provided further, the scope of Purchaser’s inspections and examinations shall not include Seller’s employee records, Seller’s accounting records that do not relate to the future operation of the Facility or commercially sensitive information not related exclusively to the Facility, as reasonably determined by Seller.  In addition, Seller shall use commercially reasonable efforts to provide Purchaser with reasonable access, to the extent Seller has such access, to all books and records relating to the Pipeline in order for Purchaser to perform due diligence on the Pipeline.

(b)           Purchaser covenants and agrees with Seller to promptly notify Seller if Purchaser or its representatives in the course of their pre-Closing due diligence determine that there are any inaccuracies in, or breaches or violations of, any of Seller’s representations, warranties or covenants contained in this Agreement.

5.02         Pending Closing.  Pending the Closing, and unless otherwise consented to by Purchaser, Seller shall:

(a)           conduct and carry on operations at the Facility in the ordinary course, consistent with past practices;

(b)           not purchase, sell, lease, mortgage, pledge or otherwise acquire or dispose of any material properties or assets of or in connection with the Facility, except for tangible personal property purchased, sold or otherwise disposed of in the ordinary course, consistent with past practices, and not unusual in type or amount;

(c)           not enter into, or become obligated under, any lease, contract, agreement or commitment with respect to the Facility, except (i) for any agreements for the purchase of supplies (including gas) or Inventory or the sale of Inventory in the ordinary course, consistent with past practices, and not unusual in type or amount, (ii) for any other lease, contract, agreement or commitment having a term of one (1) year or less and involving either a payment by or to Seller of less than $50,000, or (iii) as otherwise set forth in Schedule 5.02;

(d)           not materially change, amend, or otherwise modify or terminate any Material Contract;

(e)           maintain in full force and effect with respect to the Facility, policies of insurance of the same type, character and coverage as the policies currently carried and described in Schedule 7.07;

(f)            not make any material changes in its accounting systems, policies, principles or practices related solely to the Facility, except as required by Law;

(g)           except as set forth in Schedule 5.02, not authorize or make any capital expenditures related to the Facility which individually or in the aggregate are in excess of $100,000;

(h)           not agree to do any of the items prohibited by Section 5.02(b), (c), (d), (f) or (g);

(i)            diligently pursue the repair of the damage to unit 1B at the Facility identified in the Pratt & Whitney Greenville 1B Borescope Inspection Report dated September 1, 2006, and the Pratt & Whitney Revised Borescope Inspection Report dated September 13, 2006, and pay and otherwise be fully responsible for the cost of such repairs (including repair work in the following areas:  the 3rd, 4th, 5th and 6th stages of the Low Pressure Compressor; the 7th, 8th and 9th stages of the High Pressure Compressor; and the Turbine Exhaust Case); and

5.03         Cooperation.  (a) Pending the Closing Date, the parties shall proceed with all reasonable diligence and use commercially reasonable efforts to obtain the written consents, authorizations or approvals required for the consummation of transactions contemplated by this Agreement, including the consents, authorizations or approvals of any third parties required to assign the Material Contracts and Assigned Permits to Purchaser; provided, however, Seller shall have no obligation to pay any third Person a fee to obtain any such consent, authorization or approval not already provided for by the applicable agreement or Law.

(b)           From the date of this Agreement and until the first to occur of the Closing or the termination of this Agreement in accordance with its terms, unless otherwise agreed in writing by the parties, Purchaser and Seller will use all reasonable efforts to satisfy the conditions to closing stated in Article IX and Article X.  Purchaser and Seller will notify each other of any event that occurs, or condition that comes to their attention, that may delay the Closing or that constitutes a breach of their respective representations, warranties, covenants or agreements in this Agreement and will use all reasonable efforts to mitigate any such delay or to cure any such breach.

5.04         No Shop.  Seller will not, and will cause its Affiliates and its and their respective directors, officers, employees, agents, and advisors not to, solicit offers from, negotiate with, execute agreements with, or provide non-public information to, any party other than Purchaser with respect to the possible sale or other disposition of the Facility or the Purchased Assets or any interest therein and will, and will cause its Affiliates and its and their respective directors, officers, employees, agents, and advisors to, cease any current discussions with any party other than Purchaser concerning any such sale or other disposition; provided, however, that the foregoing shall not preclude communications or disclosures necessary to implement the provisions of this Agreement or to comply with accounting or Securities and Exchange Commission disclosure obligations or the rules of any stock exchange.

5.05         Workforce.  Pending Closing and at times determined by Seller in its reasonable discretion after prior written notice from Purchaser to Seller of Purchaser’s desire to interview and/or make an offer of employment to one or more of the employees of Seller listed on Schedule 7.13, Purchaser (or any of its Affiliates or agents or contractors) may (a) interview Seller’s employees who are employed at the Facility to determine whether Purchaser (or any of its Affiliates or agents or contractors) wishes to make offers of employment to any such employee(s), and (b) make offers of employment to any such employee(s); provided, however, that to the extent any such employee accepts an offer of employment from Purchaser (or any of its Affiliates or agents or contractors), Purchaser agrees not to permit, or to cause its Affiliates or agents or contractors not to permit, such employees to commence employment with Purchaser (or any of its Affiliates or agents or contractors) prior to the later of the Closing Date and the termination or expiration of the O&M Transition Services Agreement.

5.06         Tax Abatement Agreement.  Pending Closing and, if necessary, after the Closing Date, Seller shall use good faith and commercially reasonable efforts to assist Purchaser in obtaining the written approval of Greenville Township and the Darke County Board of Commissioners (and/or other applicable governmental entity) in the transfer of Seller’s Tax Abatement Agreement to Purchaser at, or if necessary, after the Closing.  In the event that such approval is obtained, the Tax Abatement Agreement and the Compensation Agreements shall be transferred and assigned to Purchaser at the Closing or as soon thereafter as is reasonably practicable. In the event that (i) the Tax Abatement Agreement is transferred to Purchaser or (ii) Purchaser enters into a replacement agreement with Greenville Township and the Darke County Board of Supervisors providing for substantially similar benefits as provided to Seller in the Tax Abatement Agreement, then Purchaser agrees to assume at such time all of Seller’s rights and obligations under the Compensation Agreements accruing on and after such date, subject to any required counterparty approval(s) to the transfer thereof. Until Seller and Purchaser are able to obtain written approval of Greenville Township and Darke County (and/or applicable governmental entity) to transfer the Tax Abatement Agreement to Purchaser, the Seller shall be responsible for all obligations (but in no event including property taxes for periods after the Closing) with respect to the Tax Abatement Agreement and the Compensation Agreements until the transfer is completed or each agreement expires or is otherwise cancelled or voided.  In the event that the O&M Transition Services Agreement (if entered into between Seller and Purchaser) would prevent Purchaser from obtaining the benefits of the Tax Abatement Agreement, Purchaser may terminate the O&M Transition Services Agreement in its reasonable discretion.  Notwithstanding anything in this Agreement to the contrary, neither the assignment of the Tax Abatement Agreement nor Purchaser’s entry into any replacement agreement shall be a condition precedent to the obligations of either party under this Agreement.

5.07         EFT Service Agreement.  Seller shall use good faith and commercially reasonable efforts to obtain the written consent of Panhandle to assign to Purchaser Seller’s rights and obligations relating to the Facility under the EFT Service Agreement.

ARTICLE VI

Pre-Closing Deliveries

6.01         Pre-Closing Title Policy and Survey Delivery.  At least twenty (20) days prior to the Closing Date, Seller shall obtain and deliver to Purchaser:

(a)           With respect to the Real Property described on Schedule IV (“Insured Parcels”), an owner’s preliminary title report on title covering a date subsequent to the date hereof, issued by a title insurance company reasonably acceptable to Purchaser, which preliminary report shall contain a commitment of such title insurance company to (i) issue an owner’s title insurance policy on ALTA  Owner’s Form (10-17-1992) insuring Purchaser as to the fee simple title in each Insured Parcel in an amount set forth in Schedule 6.01 and subject only to, (A) Permitted Exceptions, (B) such other minor encumbrances or imperfections, if any, which are not substantial in nature or amount and which do not detract from the value of such parcels of real estate as presently used or impair the operations of the Facility; and (C) such other matters as may be disclosed in Schedule 6.01 or consented to in writing by Purchaser (clauses (A), (B) and (C) are collectively referred to as “Permitted Real Estate Exceptions”); and (ii) affirmatively insure that each such parcel of real estate adjoins a public road or highway and that entrance to and exit from such premises may be had via such public road or highway; and

(b)           ALTA/ACSM Land Title Surveys certified to Purchaser and the title company by a registered land surveyor (registered in the jurisdiction where the property is located) and prepared in conformity with Minimum Standard Detail Requirements for ALTA/ACSM Land Title Surveys jointly established and adopted by ALTA and NSPS in 2005, as of a date subsequent to the date hereof, of each Insured Parcel.

(c)           The costs and expenses of the title insurance policies referred to in Section 6.01(a) of this Agreement and the surveys referred to in Section 6.01(b) of this Agreement, shall be paid by Purchaser, whether or not the transactions contemplated under this Agreement are consummated.

ARTICLE VII

Warranties and Representations of Seller

Seller warrants and represents to Purchaser as follows:

7.01         Organization and Good Standing.  Seller is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Ohio.  Seller is duly qualified to transact business and is in good standing in each jurisdiction where such qualification is necessary, except where the failure to be so qualified or in good standing could not reasonably be expected to have a Material Adverse Effect.

7.02         Authority.  Seller has the right and power to enter into, and perform its obligations under this Agreement; and has taken all requisite action to authorize its execution and delivery of this Agreement and the performance of its obligations under this Agreement; and this Agreement has been duly authorized, executed and delivered by Seller and is binding upon, and enforceable against, Seller in accordance with its terms; except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors’ rights generally and by general principles of equity (whether applied in a proceeding at law or in equity).

7.03         No Violations and Consents.  (a)  The execution, delivery and performance of this Agreement by Seller does not and will not, after the giving of notice, or the lapse of time, or otherwise, (i) conflict with, result in a breach of, or constitute a default under, the Certificate of Formation or Operating Agreement of Seller, or to Seller’s knowledge, any Law or any Material Contract to which Seller is a party; (ii) result in the creation of any Lien upon any of the Purchased Assets; (iii) to Seller’s knowledge, terminate, amend or modify or, except as disclosed on Schedule 7.03, require the consent of any party under, or give any party the right to terminate, amend, modify, abandon, refuse to perform, any Material Contract to which Seller is a party; or (iv) to Seller’s knowledge, accelerate or modify, or give any party the right to accelerate or modify, the time within which, or the terms under which, any duties or obligations are to be performed by Seller, or any rights or benefits are to be received by any Person, under any Material Contract to which Seller is a party.

(b)           The execution and delivery by Seller of this Agreement does not, and the performance by Seller of its obligations hereunder, including the transfer of the Pipeline to Purchaser if Seller obtains ownership of a 50% interest in the Pipeline prior to Closing, and the transfer of the EFT Service Agreement to Purchaser, will not, require Seller to obtain any consent, approval, authorization or other action of, or make any filing with or give any notice to, any Governmental Authority or Person, except (i) as disclosed in Schedule 7.03, (ii) where failure to obtain such consents, approvals, authorizations or actions, make such filings or give such notices would not have a Material Adverse Effect and (iii) as may be necessary as a result of any facts or circumstances relating solely to Seller. Schedule 7.03 sets forth a true and complete list of each consent, approval, authorization or other action of, or filing with or notice to, any Governmental Authority or Person that is required in connection with the execution and delivery by Seller of this Agreement or the performance by Seller of its obligations hereunder (including the assignment of the Material Contracts and the Assigned Permits to Purchaser), except for such consents, approvals, authorizations, actions, filings or notices the failure of which to obtain or make, as applicable, would not have a Material Adverse Effect.

7.04         Brokers.  Except as otherwise set forth in Schedule 7.04, neither this Agreement nor the sale of the Purchased Assets or any other transaction contemplated by this Agreement was induced or procured through any Person acting on behalf of, or representing, Seller or any of its Affiliates as broker, finder, investment banker, financial advisor or in any similar capacity. Seller shall be responsible for the payment of all fees, costs, expenses and other charges to the Persons identified on Schedule 7.04, as well as Pace Global Energy Services, required in connection with the transactions contemplated by this Agreement.

7.05         Required Assets.

(a)           (a)           Except for the Retained Assets described in paragraphs (i)-(vi) and (viii)-(xii) of the definition of “Retained Assets,” all of the material rights, properties and assets required by Seller in connection with owning and operating (including obtaining natural gas transportation services for) the Facility are (i) either owned by Seller or licensed or leased to Seller under one of the contracts or agreements conveyed to Purchaser under this Agreement (except as otherwise contemplated by Section 14.02 hereof) and (ii) included in the Purchased Assets; and

(b)           Except for the Retained Assets described in paragraphs (i)-(vi) and (viii)-(xii) of the definition of “Retained Assets,” and except as set forth in Schedule 7.05(b), the Purchased Assets are sufficient for the operation and maintenance of the Facility in substantially the same manner as historically operated and maintained by Seller.

7.06         Contracts.  (a) Schedule 7.06(a) contains a true and complete schedule setting forth all personal property leases and all other contracts, agreements and commitments to which Seller is a party and relating to the Purchased Assets or operation of the Facility, except (i) any agreements for the purchase of supplies or inventory; (ii) leases, contracts, agreements or commitments which may be terminated by Seller on thirty (30) days or less written notice without penalty to Seller, unless such are material to the operation and maintenance of the Facility, in which case such shall be listed on Schedule 7.06(a); (iii) leases, contracts, agreements or commitments which have a term of one (1) year or less or involve payment by or to Seller of $100,000 or less, unless such are material to the operation and maintenance of the Facility, in which case such shall be listed on Schedule 7.06(a); (iv) the Retained Contracts set forth on Schedule 7.06(b); or (v) the Tax Abatement Agreement and the Compensation Agreements.  The Pipeline Agreements, the Assigned Intellectual Property, and the leases, contracts, agreements and commitments set forth in Schedule 7.06(a) are collectively referred to herein as the “Material Contracts.”

(b)           Other than as set forth in Schedule 7.06(b), neither Seller, nor to Seller’s knowledge, any other party to any of the Material Contracts, has commenced any action against any of the parties to the Material Contracts or given or received any written notice of any material default or violation under any Material Contract that was not withdrawn or dismissed. To Seller’s knowledge, each of the Material Contracts is, or will be at the Closing, valid, binding and in full force and effect against Seller, except as is otherwise set forth on Schedule 7.06(a). Correct and complete copies of the Material Contracts have been made available to Purchaser prior to the date hereof.

7.07         Insurance.  All material properties and risks associated with the Facility are covered by valid and currently effective insurance policies or binders of insurance or programs of self-insurance in such types and amounts as are consistent with customary practices and standards in Seller’s industry.  Schedule 7.07 contains a complete list of all material liability, property, accident, casualty, fire, flood, workers’ compensation or other insurance policies and arrangements affecting or relating to the ownership, use or operations of the Purchased Assets or the Facility.

7.08         Title to Real Property.  Seller has good and marketable fee simple title to the Real Property free and clear of all Liens, except for the Permitted Real Estate Exceptions.  Each parcel of Real Property adjoins a public road or highway and entrance to and exit from such premises may be had via such public road or highway. Schedules IV, V and VI contain a true and complete schedule setting forth all real property, real property leases, easements, rights of way, and real property licenses which Seller owns, leases, operates, occupies, subleases or uses relating to the Purchased Assets or operation of the Facility.  Schedule 7.08 contains a complete list of all Permitted Real Estate Exceptions that are of record as of the date of this Agreement.

7.09         Title to Purchased Assets.  Seller has good and marketable title to all the material Purchased Assets consisting of tangible personal property owned by Seller and valid and subsisting leases with respect to all of the material Purchased Assets consisting of tangible personal property leased by Seller and in each case used exclusively in the Facility.  All such owned tangible personal property is owned free and clear of all Liens, except: (a) as set forth in Schedule 7.09; (b) liens for Taxes and assessments not yet payable; (c) liens for Taxes, assessments and charges and other claims, the validity of which Seller is contesting in good faith, provided, however, that Seller shall indemnify Purchaser against and hold it harmless from all liabilities of and damages to Purchaser resulting from such liens; (d) liens securing or relating to liabilities or obligations which are to be assumed by Purchaser pursuant to this Agreement or the Assumption Agreement; and (e) such other minor imperfections of title, Liens, claims and other charges and encumbrances the existence of which would not have a Material Adverse Effect.

7.10         Intellectual Property.  (a)  To Seller’s knowledge, except as set forth in Schedule 7.10, there is not now and has not been during the past three (3) years any infringement or misappropriation by Seller of any valid patent, trademark, trade name, servicemark, copyright or trade secret which relates to the Facility and which is owned by any third party, and there is not now any existing or, to the knowledge of Seller, threatened claim (asserted in writing) against Seller of infringement or misappropriation of any patent, trademark, trade name, servicemark, copyright or trade secret, which relates to the Facility and which is owned by any third party.

(b)           There is no pending or threatened claim by Seller against others for infringement or misappropriation of any trademark, trade name, servicemark, copyright or trade secret owned by Seller and which is utilized in the conduct of the Facility and included in the Purchased Assets.

7.11         Litigation.  Except as set forth in Schedule 7.11, (a) there are no actions, claims or proceedings pending against Seller relating to the Facility or any of the Purchased Assets at law or in equity, before or by any Governmental Authority, or by any other Person; and (b) neither Seller in respect of the Facility nor any of the Purchased Assets is subject to any order, judgment or decree of any Governmental Authority having or which could reasonably be expected to have a Material Adverse Effect.

7.12         Compliance With Laws.  To the best of Seller’s knowledge, Seller is not in material violation of any Law applicable to the Facility or by which any of the Purchased Assets are bound or subject, except (a) as set forth in Schedule 7.12 and (b) for violations the existence of which would not have a Material Adverse Effect.  Notwithstanding the foregoing, compliance with Environmental Laws is exclusively and solely governed by Section 7.16 hereof.

7.13         Labor Matters.  Schedule 7.13 contains a list of all of the employees of Seller whose primary responsibility relates to the operation or maintenance of the Facility.  All employees employed at the Facility are employees of Seller; provided, however, that certain employees of DP&L may from time to time work at the Facility in connection with their primary responsibilities elsewhere.  There are no collective bargaining agreements to which Seller is a party, relating to employees employed by Seller in connection with the Facility.  To Seller’s knowledge, there are no material organizing efforts presently being made involving any of the employees at the Facility.

7.14         Taxes.  (a) Except as set forth in Schedule 7.14, Seller has duly and timely filed all federal, state and local Tax Returns required to be filed by it with respect to the operation, ownership, assets or activities of, or related to, the Facility or the Purchased Assets and paid all Taxes due (whether or not shown thereon to be due on such Tax Returns).  To the best of Seller’s knowledge, all such Tax Returns were correct and complete.

(b)           There is no lien, or to Seller’s knowledge proposed lien (other than for current Taxes not yet due and payable), against the Facility or the Purchased Assets that arose in connection with any failure, or alleged failure, to file any Tax Returns or to pay any Tax; and

(c)           Seller has not breached any representation or warranty, or failed to perform any covenant or agreement with respect to, or set forth in (i) the Ohio Enterprise Zone Agreement originally dated November 19, 1999 (and subsequently amended), by and between Greenville Township, Darke County Board of Commissioners and DPL Energy, Inc. (the “Tax Abatement Agreement”) or (ii) the certain Compensation Agreements by and between DPL Energy, LLC and the Darke County Board of Commissioners, the Greenville Township and the Greenville School District, respectively, (the “Compensation Agreements”) or otherwise taken any act, or failed to perform any act, that may require the payment or the repayment of the amount of Taxes (or payments or fees under the Compensation Agreements) including any Taxes that would have been payable had the Facility and the Purchased Assets not been exempted from taxation under the Tax Abatement Agreement.

(d)           The term “Seller” for purposes of this Section 7.14 and Section 14.06, relating to Tax Matters, shall include DPL Inc., an Ohio corporation, the owner of the membership interest of Seller

7.15         Licenses and Permits.  (a) Schedule IX(a) sets forth all material governmental licenses and permits acquired or held by Seller or any of its Affiliates in connection with the ownership, operation, maintenance or use of the Facility or the Purchased Assets, except for those required by the Environmental Laws, which are exclusively and solely governed by Section 7.16 hereof.

(b)           Except as set forth in Schedule 7.15 and except for those required by the Environmental Laws which are exclusively and solely governed by Section 7.16 hereof, Seller has, or has applied for, all governmental licenses and permits necessary to own, operate, maintain or use the Facility as it is currently conducted, except for such governmental licenses and permits, the absence of which would not have a Material Adverse Effect.

(c)           Except as set forth in Schedule 7.15 and except as relates to compliance with Environmental Laws which is exclusively and solely governed by Section 7.16 hereof, Seller is in material compliance with each such governmental license and permit and has received no written notice or violation or noncompliance from any Governmental Authority, and Seller has received no written notice or claim asserting or alleging that any of same (i) is not in full force and effect or (ii) is subject to any legal proceeding or unsatisfied condition that (A) is not reasonably expected to be satisfied or (B) if not satisfied could be reasonably expected to allow material modification or revocation.

7.16         Environmental Compliance.  (a) Schedule IX(b) sets forth all material permits, licenses and approvals of Governmental Authorities under Environmental Laws acquired or held by Seller or any of its Affiliates in connection with the ownership, operation, maintenance or use of the Facility or the Purchased Assets.

(b)           Except as set forth in Schedule 7.16, Seller currently holds or has applied for all permits, licenses and approvals of Governmental Authorities required under Environmental Laws with respect to the Purchased Assets and the Facility except for such permits, licenses or approvals the absence of which would not, individually or in the aggregate, have a Material Adverse Effect, and all such permits, licenses and approvals are transferable to Purchaser at or soon after the Closing.  To the knowledge of Seller, except as set forth in Schedule 7.16, Seller is not in violation of any of such permits, licenses, and approvals, and such permits, licenses and approvals are valid and in good standing.  Seller has not been notified in writing by any Governmental Authority of any actual or potential change in the status or terms and conditions of any such permits, licenses or approvals.

(c)           To the knowledge of Seller, except as set forth in Schedule 7.16, Seller is not in violation of and has no liability under any Environmental Laws with respect to the Purchased Assets, the Facility or the business conducted by Seller therewith.  Seller is not obligated to perform any action or otherwise incur any expense under Environmental Law pursuant to any order, decree, judgment or agreement by which it is bound or has assumed by contract or agreement, and there are no written notices from third parties, nor any actions, claims or proceedings pending or, to the knowledge of Seller, threatened against Seller relating to any Environmental Law, in each case with respect to the Purchased Assets, the Facility or the business conducted by Seller therewith.  To the knowledge of Seller, there has been no release or threatened release of Hazardous Substances on, at, under or from the Facility that could reasonably be expected to result in material liability of Purchaser under any Environmental Law.  Seller has made available to Purchaser all material records and files in the possession, custody or control of, or otherwise reasonably available to, Seller concerning compliance with or liability under Environmental Law, including those concerning the existence of Hazardous Substances in connection with the Purchased Assets, the Facility or the business conducted by Seller therewith.

7.17         Purchaser Pipeline Acquisition Costs.  Subject to the assignment and transfer of the Pipeline Agreements to Purchaser (including obtaining all required consents thereto), and in the event that the Pipeline has not been transferred by Panhandle to Vectren and Seller prior to the Closing, Panhandle has no right to require Purchaser to make any payments to Panhandle to obtain therefrom a fifty percent (50%) undivided ownership interest in the Pipeline; provided, however, that Purchaser shall be responsible for any and all title or other recordation fees and expenses associated with its acquisition of the Pipeline from Panhandle.

7.18         Disclaimer of Warranties.  EXCEPT WITH RESPECT TO THE WARRANTIES AND REPRESENTATIONS SPECIFICALLY SET FORTH IN THIS AGREEMENT AND THE DEED OR DEEDS CONVEYING THE REAL PROPERTY, SELLER MAKES NO WARRANTY, EXPRESS OR IMPLIED, WHETHER OF MERCHANTABILITY, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR QUALITY AS TO THE PURCHASED ASSETS, OR ANY PART THEREOF, OR AS TO THE CONDITION OR WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, IT BEING UNDERSTOOD THAT THE PURCHASED ASSETS ARE TO BE CONVEYED HEREUNDER “AS IS” AND “WHERE IS” ON THE CLOSING DATE, AND IN THEIR THEN PRESENT CONDITION.  PURCHASER SHALL RELY UPON ITS OWN EXAMINATION THEREOF.

ARTICLE VIII

Warranties and Representations of Purchaser

Purchaser warrants and represents to Seller as follows:

8.01         Due Incorporation.  Purchaser is an Ohio corporation not for profit duly incorporated, validly existing and in good standing under the laws of the State of its incorporation.

8.02         Authority.  Purchaser has the corporate right and power to enter into, and perform its obligations under this Agreement, and has taken all requisite corporate action to authorize its execution and delivery of this Agreement and the performance of its obligations under this Agreement; and this Agreement has been duly executed and delivered by Purchaser and is binding upon, and enforceable against, Purchaser in accordance with its terms; except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors’ rights generally and by general principles of equity (whether applied in a proceeding at law or in equity).

8.03         No Violations.  (a)  The execution, delivery or performance of this Agreement by Purchaser does not and will not, after the giving of notice, or the lapse of time, or otherwise: conflict with, result in a breach of, or constitute a default under, the Articles of Incorporation or Code of Regulations of Purchaser, or to Purchaser’s knowledge any Law or any material contract, agreement, commitment or plan to which Purchaser is a party.

(b)           The execution and delivery by Purchaser of this Agreement does not, and the performance by Purchaser of its obligations hereunder will not, require Purchaser to obtain any consent, approval, authorization or other action of, or make any filing with or give any notice to, any Governmental Authority or Person, except (i) as disclosed in Schedule 8.03, (ii) where failure to obtain such consents, approvals, authorizations or actions, make such filings or give such notices would not have a Material Adverse Effect and (iii) as may be necessary as a result of any facts or circumstances relating solely to Purchaser. Schedule 8.03 sets forth a true and complete list of each consent, approval, authorization or other action of, or filing with or notice to, any Governmental Authority or Person that is required in connection with the execution and delivery by Purchaser of this Agreement or the performance by Purchaser of its obligations hereunder.

8.04         Brokers.  Neither this Agreement nor the purchase of the Purchased Assets or any other transaction contemplated by this Agreement was induced or procured through any Person, acting on behalf of, or representing, Purchaser or any of its Affiliates as broker, finder, investment banker, financial advisor or in any similar capacity.

8.05         Litigation.  There are no actions, claims or proceedings pending against Purchaser or any of its assets or properties at law or in equity, before or by any Governmental Authority, or by any other Person, which, individually or in the aggregate, could reasonably be expected to have a material adverse effect on Purchaser or its ability to consummate the transactions contemplated hereby.

8.06         Financing.  Purchaser has received indicative commitment letters from multiple institutional funding sources expressing interest in providing to Purchaser, subject to documentation and other usual and customary conditions, amounts that would be sufficient to fulfill Purchaser’s obligation to pay the Purchase Price hereunder, and Purchaser has no reason to believe that it will be unable to obtain funding in such amounts from such or other sources by the Closing.  Purchaser acknowledges and agrees that (i) the transactions contemplated herein are not subject to any type of financing contingency and (ii) the Closing will not be delayed in any manner as a result of Purchaser’s inability to obtain financing.

ARTICLE IX

Conditions to Closing Applicable to Purchaser

The obligations of Purchaser hereunder (including the obligation of Purchaser to close the transactions herein contemplated) are subject to the following conditions precedent:

9.01         No Termination.  Neither Purchaser nor Seller shall have terminated this Agreement pursuant to Section 11.01 hereof.

9.02         Bring-Down of Seller Warranties.  The warranties and representations made by Seller herein to Purchaser that are qualified by materiality shall be true and correct in all respects, and the warranties and representations made by Seller herein to Purchaser that are not so qualified shall be true and correct in all material respects, in each case on and as of the Closing Date with the same effect as if such warranties and representations had been made on and as of the Closing Date and Seller shall have performed and complied with, in all material respects, all agreements, covenants and conditions on its part required to be performed or complied with on or prior to the Closing Date; and at the Closing, Purchaser shall have received a certificate executed by the President or any Vice President of Seller to the foregoing effect.

9.03         No Material Adverse Effect.  Except as set forth in Schedule 9.03, between May 31, 2006, and the Closing Date, there shall have been no Material Adverse Effect.

9.04         Pending Actions.  No investigation, action, suit or proceeding by any Governmental Authority and no action, suit or proceeding by any other Person, shall be pending on the Closing Date which challenges this Agreement and seeks to modify, prohibit or enjoin the consummation of the transactions contemplated hereby.

9.05         Material Contracts.  There will be no outstanding material breaches under any Material Contracts, and all consents of any Governmental Authorities or Persons whose consent is required to assign or transfer the Material Contracts to Purchaser shall have been obtained.  Without limiting the generality of the foregoing, Panhandle shall have confirmed in writing to Seller and Purchaser that (a) Panhandle has not provided notice of any outstanding material breaches by Seller of any of its obligations under the Pipeline Agreements to which Panhandle is a party, (b) none of Seller’s rights under the Pipeline Agreements to which Panhandle is a party have been waived expressly or by implication by Seller, and (c) Panhandle agrees and acknowledges via its consent that Purchaser shall obtain from Seller those same rights and be subject to those same obligations that Seller possessed and was subject to immediately prior to the assignment of the Pipeline Agreements to Purchaser, including the right to obtain from Panhandle a fifty percent (50%) undivided ownership interest in the Pipeline.

9.06         Assigned Permits.  The Assigned Permits will be in effect, there will be no outstanding material violations under any of the Assigned Permits, and all consents, approvals or authorizations of any Governmental Authorities or Persons required to assign or transfer the Assigned Permits to Purchaser shall have been obtained.

9.07         Other Consents and Approvals.  All consents, approvals or authorizations of the Governmental Authorities and other Persons set forth in Schedule 7.03 shall have been obtained; provided, however, that, notwithstanding anything to the contrary in this Agreement, it shall not be a condition precedent to the obligations of either party under this Agreement that any consents or approvals required for the assignment to Purchaser of either the Tax Abatement Agreement or any of the Compensation Agreements shall have been obtained.  Any applicable process by which Seller, Panhandle and Purchaser agree to the assignment of Seller’s rights and obligations relating to capacity for the Facility under the EFT Service Agreement shall have been completed, and Panhandle shall have acknowledged that the rate discount pursuant to that certain Letter Agreement dated December 15, 2005, that is appended to the EFT Service Agreement shall continue to be available to Purchaser with respect to such capacity notwithstanding Section 9 of such Letter Agreement and that Purchaser shall have the right of first refusal provided in Section 8 of such Letter Agreement, to the extent Seller has such right.

9.08         All Necessary Documents.  All proceedings to be taken in connection with the consummation of the transactions contemplated by this Agreement, and all documents incident thereto, shall be reasonably satisfactory in form and substance to Purchaser and its counsel, and Purchaser shall have received copies of such documents as Purchaser and its counsel may reasonably request in connection with said transactions, including without limitation, those documents to be delivered pursuant to Sections 3.02 and 4.01 hereof.

9.09         Title Policy.  At the Closing, Seller shall have delivered to Purchaser owner’s title insurance policies dated the Closing Date on ALTA Owner’s Form (10-17-1992) with extended coverage and deletion of the standard exceptions to title customarily contained in such policies, covering the real estate covered by the commitments referred to in Section 6.01(a) hereof issued by the title insurance company which issued such commitments insuring, as of the Closing Date, the fee simple estate of Purchaser in such real estate in the amount set forth in the Schedule 6.01, subject only to the Permitted Real Estate Exceptions.

9.10         Brokers and Consultants.  Seller shall have on or prior to the Closing paid all fees, costs, expenses and other charges to the Persons identified on Schedule 7.04, as well as Pace Global Energy Services, required in connection with the transactions contemplated by this Agreement.

Purchaser shall have the right to waive any of the foregoing conditions precedent.

ARTICLE X

Conditions to Closing Applicable to Seller

The obligations of Seller hereunder (including the obligation of Seller to close the transactions herein contemplated) are subject to the following conditions precedent:

10.01       No Termination.  Neither Purchaser nor Seller shall have terminated this Agreement pursuant to Section 11.01 hereof.

10.02       Bring-Down of Purchaser Warranties.  All warranties and representations made by Purchaser herein to Seller that are qualified by materiality shall be true and correct in all respects, and all warranties and representations made by Purchaser herein to Seller that are not so qualified shall be true and correct in all material respects, in each case on and as of the Closing Date with the same effect as if such warranties and representations had been made on and as of the Closing Date, and Purchaser shall have performed and complied in all material respects (except for the payment of money which shall be absolute) with all agreements, covenants and conditions on its part required to be performed or complied with on or prior to the Closing Date, and at the Closing, Seller shall have received a certificate executed by the President or any Vice President of Purchaser to the foregoing effect.

10.03       Pending Actions.  No investigation, action, suit or proceeding by any Governmental Authority and no action, suit or proceeding by any other Person shall be pending on the Closing Date which challenges this Agreement and seeks to modify, prohibit or enjoin the consummation of the transactions contemplated hereby.

10.04       Consents and Approvals.  All consents, approvals or authorizations of the Governmental Authorities and other Persons set forth in Schedule 8.03 shall have been obtained; provided, however, that it shall not be a condition precedent to the obligations of either party under this Agreement that any consents or approvals required for the assignment to Purchaser of the Tax Abatement Agreement or any of the Compensation Agreements shall have been obtained.

10.05       All Necessary Documents.  All proceedings to be taken in connection with the consummation of the transactions contemplated by this Agreement, and all documents incident thereto, shall be reasonably satisfactory in form and substance to Seller and its counsel, and Seller and its counsel shall have received copies of such documents as it and its counsel may reasonably request in connection with said transactions, including without limitation, those documents to be delivered pursuant to Section 3.03 hereof.

Seller shall have the right to waive any of the foregoing conditions precedent.

ARTICLE XI

Termination

11.01       Termination.  This Agreement may be terminated at any time prior to the Closing as follows, and in no other manner:

(a)           by mutual written consent of Purchaser and Seller;

(b)           by Purchaser or by Seller, at any time before the Closing, upon written notice of termination by the other party, in the event (i) of a breach hereof by the non-terminating party that would reasonably be expected to give rise to a Material Adverse Effect, if the non-terminating party fails to cure such breach within thirty (30) days following written notification of such breach by the other party; or (ii) any condition to the terminating party’s obligations under this Agreement (other than the payment of money to the non-terminating party) becomes impossible or impracticable to satisfy with the use of commercially reasonable efforts, so long as such impossibility or impracticability is not caused by a breach hereof by such party; provided, however, that if it is reasonably possible that the circumstances giving rise to the impossibility or impracticability may be removed prior to the expiration of the time period provided in Section 11.01(c), then notification of termination by the terminating party may not be given until such time as the removal of such circumstances is no longer reasonably possible or practicable within such time period; or

(c)           by Purchaser or by Seller if the Closing of the transactions contemplated by this Agreement shall not have occurred on or before September 30, 2007, or such later date as may have been agreed upon in writing by the parties hereto; provided, the party seeking to terminate is not in material breach of, or material default under, this Agreement.

ARTICLE XII

Indemnification

12.01       Seller Indemnification.  Seller agrees to indemnify and hold Purchaser and its successors and permitted assigns, harmless against any loss, damage or expense (including reasonable attorneys’ fees), which arises out of or is in respect of (a) any inaccuracy or misrepresentation in or breach of any of the warranties or representations made by Seller in this Agreement or any other certificate, document, instrument or affidavit furnished by Seller in accordance with the provisions of this Agreement, (b) any breach or failure to perform any of the covenants made by Seller in this Agreement or any other certificate, document, instrument or affidavit furnished by Seller in accordance with the provisions of this Agreement, and (c) any and all Retained Liabilities.

12.02       Limitation.  Purchaser’s right to indemnification pursuant to Article XII of this Agreement is subject to the following limitations:

(a)           Purchaser shall not be entitled to assert any right of indemnification pursuant to Section 12.01(a) or (b) of this Article XII for any loss, damage or expense suffered by Purchaser after eighteen (18) months from the Closing Date, except that (i) indemnification claims arising from Sections 7.01 and 7.02, shall not be limited as to time; (ii) indemnification claims arising from Sections 7.04, 7.10, 7.12, 7.15 and 7.16 may be asserted until the third (3rd) anniversary date of the Closing Date; (iii) indemnification claims arising from Sections 7.08 and 7.09 may be asserted until the fifth (5th) anniversary of the Closing Date; (iv) indemnification claims arising from Section 7.14 may be asserted until six (6) months following the expiration of the applicable statute of limitations pursuant to which a Governmental Authority may make an assessment for Tax; (v) indemnification claims arising from any covenant hereunder which by its nature survives the Closing may be asserted until the third (3rd) anniversary of the Closing Date; (vi) indemnification claims arising from any pre-Closing covenants hereunder may be asserted until six (6) months after the Closing Date; and (vii) any claim by Purchaser for indemnification pursuant to Section 12.01(a) or (b) of this Article XII made prior to the expiration of the applicable time period provided in this Section 12.02(a) shall continue to survive until the final resolution of such claim, and Purchaser shall continue to have the right to be indemnified with respect to any such claim.

(b)           No indemnification claim may be made against Seller for indemnification pursuant to Section 12.01(a) of this Article XII with respect to any individual item of loss, damage or expense, unless such item exceeds $50,000 and unless the aggregate of all such losses, damages and expenses (which individually exceed $50,000) of Purchaser with respect to this Article XII shall exceed $250,000 (“Threshold”), and then Seller shall only be required to pay or be liable for the excess over the Threshold, except that the limitations set forth in this Section 12.02(b) shall not apply to any warranty or representation relating to any Tax.

(c)           Seller’s maximum liability to Purchaser pursuant to Section 12.01(a) of this Article XII shall be thirty percent (30%) of the Initial Purchase Price.

(d)           For the avoidance of doubt, the provisions of Sections 12.02(a), (b) and (c) of this Article XII shall not apply to indemnification claims made against Seller pursuant to Section 12.01(c) of this Article XII or to indemnification claims alleging a breach of Seller’s obligations to indemnify Purchaser under this Article XII; and the provisions of Sections 12.02(b) and (c) of this Article XII shall not apply to indemnification claims made against Seller pursuant to Section 12.01(b) of this Article XII.

(e)           For the purposes of the limitations of liability set forth in Sections 12.02(b) and (c), in computing such individual or aggregate amounts of claims, the amount of each claim shall be deemed to be an amount (i) net of any tax benefit realizable by Purchaser or any Affiliate thereof by reason of deductibility of such loss, damage or expense (determined by multiplying such deductible amount by the then applicable highest effective corporate income tax rate) and any deferred tax benefit attributable to such loss, damage or expense (determined on the same basis but present valued to the extent obtained through depreciation or amortization deductions) and (ii) net of any insurance proceeds and any indemnity, contribution or other similar payment recoverable by Purchaser or any Affiliate from any third party with respect thereto.

(f)            Purchaser hereby acknowledges and agrees that its sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement and the Assumption Agreement shall be pursuant to the indemnification provisions set forth in this Article XII.  In furtherance of the foregoing, Purchaser hereby waives, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against Seller arising under or based upon any Law (including, without limitation, any such rights, claims or causes of action arising under or based upon common law or otherwise) or Environmental Laws, including, but not limited to, the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act, except for any claims permitted under Article XII of this Agreement.

(g)           Except as set forth in this Agreement, Seller is not making any representation, warranty, covenant or agreement with respect to the matters contained herein.  Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of Purchaser, after the consummation of the purchase and sale of the Facility and the Purchased Assets contemplated hereby, to rescind this Agreement or any of the transactions contemplated hereby.

(h)           Except for any post-closing obligations of Seller or Purchaser expressly set forth in this Agreement, neither Seller nor Purchaser shall have any liability under any provision of this Agreement for any liabilities and damages to the extent that such liabilities and damages relate to actions taken or not taken by the other party or its Affiliates after the Closing Date.  In no event shall Seller or Purchaser be liable for consequential or punitive damages.  Each party shall take all reasonable steps to mitigate all such liabilities and damages upon and after becoming aware of any event which could reasonably be expected to give rise to such losses, damages and expenses.

12.03       Purchaser Indemnification.  Purchaser agrees to indemnify and hold Seller harmless against any loss, damage or expense (including reasonable attorneys’ fees), which arises out of or is in respect of (a) any material inaccuracy or misrepresentation in or material breach of any of the warranties, representations, covenants or agreements made by Purchaser in this Agreement or in any certificate, document, instrument or affidavit furnished by Purchaser in accordance with the provisions of this Agreement, and (b) any and all Assumed Liabilities, except that the materiality limitation set forth in this Section 12.03 shall not apply to any warranty, representation, covenant or agreement relating to any Tax.

12.04       Indemnification Notice.  Promptly upon obtaining knowledge of any claim, event, facts or demand which gives rise to, or could reasonably be expected to give rise to, a claim for indemnification hereunder (including in the case of a claim pursuant to Section 12.01(a) any claim which is not payable due to the limitations set forth in Section 12.02(b) hereof), any party seeking indemnification under this Article XII (an “Indemnified Party”) shall give written notice of such claim or demand (“Notice of Claim”) to the party from which indemnification is sought (an “Indemnifying Party”), setting forth the amount of the claim.  The Indemnified Party shall furnish to the Indemnifying Party, in reasonable detail, such information as it may have with respect to such indemnification claim (including copies of any summons, complaint or other pleading which may have been served on it and any written claim, demand, invoice, billing or other document evidencing or asserting the same).  No failure or delay by the Indemnified Party in the performance of the foregoing shall reduce or otherwise affect the obligation of any Indemnifying Party to indemnify and hold the Indemnified Party harmless, except to the extent that such failure or delay shall have adversely affected the Indemnifying Party’s ability to defend against, settle or satisfy any loss, damage or expense for which the Indemnified Party is entitled to indemnification hereunder.

12.05       Indemnification Procedure.  (a) If the claim or demand set forth in the Notice of Claim given by the Indemnified Party pursuant to Section 12.04 of this Agreement is a claim or demand asserted by a third party, the Indemnifying Party shall have fifteen (15) days after the Date of the Notice of Claim to notify the Indemnified Party in writing of its election to defend such third party claim or demand on behalf of the Indemnified Party.  If the Indemnifying Party elects to defend such third party claim or demand, the Indemnified Party shall make available to the Indemnifying Party and its agents and representatives all records and other materials which are reasonably required in the defense of such third party claim or demand and shall otherwise cooperate with, and assist the Indemnifying Party in the defense of, such third party claim or demand, and so long as the Indemnifying Party is defending such third party claim or demand in good faith, the Indemnified Party shall not pay, settle or compromise such third party claim or demand.  If the Indemnifying Party elects to defend such third party claim or demand, the Indemnified Party shall have the right to participate in the defense of such third party claim or demand, at its own expense.  If the Indemnifying Party does not elect to defend such third party claim or demand, or does not defend such third party claim in good faith, the Indemnified Party shall have the right, in addition to any other right or remedy it may have hereunder, at the Indemnifying Party’s expense, to defend such third party claim or demand; provided, however, that (i) the Indemnified Party shall not have any obligation to participate in the defense of, or defend, any such third party claim or demand; and (ii) the Indemnified Party’s defense of or its participation in the defense of any such third party claim or demand shall not in any way diminish or lessen the obligations of the Indemnifying Party under the agreements of indemnification set forth in this Article XII.

(b)           Except for third party claims being defended in good faith, the Indemnifying Party shall satisfy its obligations hereunder in cash within thirty (30) days after the Date of Notice of Claim.

(c)           The term “Date of the Notice of Claim” as used in this Article XII shall mean the date the Notice of Claim is deemed delivered pursuant to Section 15.13 hereof.

12.06       Effect of Indemnity Payments.  The parties agree to treat all payments made under the indemnity provisions of Article XII of this Agreement as adjustments to the Purchase Price for Tax purposes and that such agreed treatment shall govern for purposes hereof.

ARTICLE XIV

Confidentiality

13.01       Confidentiality of Materials.  The parties hereto agree with respect to all technical, commercial and other information that is furnished or disclosed by the other party to this

Agreement, including, but not limited to, information regarding such party’s (and its subsidiaries’ and affiliates’) organization, personnel, business activities, customers, policies, assets, finances, costs, sales, revenues, technology, rights, obligations, liabilities and strategies (“Information”), that, unless and until the transaction contemplated by this Agreement shall have been consummated or this Agreement is terminated by either party in accordance with its terms, (a) such Information is confidential and/or proprietary to the furnishing/disclosing party and entitled to and shall receive treatment as such by the receiving party; (b) the receiving party will hold in confidence and not disclose nor use (except in respect of the transactions contemplated by this Agreement) any such Information, treating such Information with the same degree of care and confidentiality as it accords its own confidential and proprietary Information; provided, however, that the receiving party shall not have any restrictive obligation with respect to any Information which (i) is available to the general public, (ii) is or becomes publicly known through no wrongful act or omission of the receiving party, or (iii) is or becomes known by the receiving party without any proprietary restrictions by the furnishing/disclosing party at the time of receipt of such Information; and (c) all such Information furnished to either party by the other, unless otherwise specified in writing, shall remain the property of the furnishing/disclosing party and, in the event this Agreement is terminated, shall be returned to it, together with any and all copies made thereof, upon request for such return by it (except for documents submitted to a governmental agency with the consent of the furnishing/disclosing party or upon subpoena and which cannot be retrieved with reasonable effort) and in the case of (i) oral information furnished to any party by the other which shall have been reduced to writing by the receiving party and (ii) all internal documents of any party describing, analyzing or otherwise containing Information furnished by the other party, all such writings and documents shall be destroyed, upon request, in the event this Agreement is terminated, and each party shall confirm in writing to the other compliance with any such request.

13.02       Remedy.  Each party hereto acknowledges that the remedy at law for any breach by either party of its obligations under Section 13.01 of this Agreement is inadequate and that the other party shall be entitled to equitable remedies, including an injunction, in the event of breach by any other party.

ARTICLE XV

Certain Other Understandings

14.01       Post Closing Access to Records and Records Retention.  (a)  Each party agrees to provide the other with access to all relevant documents and other information relating to the Facility which may be needed by such other party for purposes of preparing tax returns or responding to an audit by any Governmental Authority or for any other reasonable purpose.  Such access will be during normal business hours and not unreasonably interfere with the business or operations of the other party.

(b)           Without limiting Section 14.01(a) above, in order to facilitate the resolution of any claims made by or against or incurred by Seller after the Closing, upon reasonable notice, Purchaser shall, after the Closing:  (i) afford the officers, employees and authorized agents and representatives of Seller reasonable access, during normal business hours, to the offices, properties, books and records of Purchaser with respect to the Facility, (ii) furnish to the officers, employees and authorized agents and representatives of Seller such additional financial and other information regarding the Facility as Seller may from time to time reasonably request and (iii) make available to Seller, the employees of Purchaser whose assistance, testimony or presence of such persons as witnesses in hearings or trials for such purposes is required; provided, however, that such investigation shall not unreasonably interfere with the business or operations of Purchaser and Purchaser shall not be required to furnish any confidential or privileged materials to Seller.

(c)           Purchaser agrees for a period extending five (5) years after the Closing Date not to destroy or otherwise dispose of any records relating to the Facility for the period prior to its acquisition of the Purchased Assets, provided that Purchaser acquired such records from Seller in connection with this Agreement.  After such five (5) year period, Purchaser may destroy or otherwise dispose of such records if Purchaser shall offer in writing to surrender such records to Seller and Seller shall fail to agree in writing to take possession thereof during the thirty (30) day period after such offer is made.

14.02       Obligations not Performed by Closing.  (a)  In the event that Seller has not on or prior to the Closing Date completed or caused the completion of the repairs described in Section 5.02(i) of this Agreement (as evidenced by delivery to Purchaser of the Pratt and Whitney Repair Report), Seller will, after the Closing, continue to diligently pursue such repairs until such repairs are completed and shall pay and be fully responsible for the cost of such repairs. At such time as such repairs are completed to the reasonable satisfaction of Purchaser, Purchaser shall pay the Unit 1B Holdback Amount to Seller.

(b)           After the Closing, each of Seller and Purchaser agree to attempt diligently to obtain any necessary consents and take all other commercially reasonable actions which may be required to effect the assignment to Purchaser of any of the Assigned Contracts (other than the Material Contracts), and any of the Material Contracts as to which Purchaser waives the conditions set forth in Section 9.05 of this Agreement, that cannot be effectively assigned to Purchaser as of the Closing Date (the “Unassigned Contracts”), and each party will diligently cooperate with the other in obtaining and taking the same, and will take such steps as reasonably requested by such party with respect thereto, all at Seller’s cost.  This Agreement, to the extent permitted by law, shall constitute an equitable assignment by Seller to Purchaser of all of Seller’s rights, benefits, title and interest in and to the Unassigned Contracts, and Purchaser, to the extent of such equitable assignment, shall be deemed to be Seller’s agent for the purpose of completing, fulfilling and discharging all of Seller’s rights and liabilities arising after the Closing Date under the Unassigned Contracts, and Seller shall make commercially reasonable efforts to provide Purchaser with the benefits of the Unassigned Contracts at Seller’s cost.

(c)           In the event that Seller has acquired the 50% ownership interest in the Pipeline pursuant to the Pipeline Agreements prior to Closing, Seller shall assign such ownership interest to Purchaser at Closing.

14.03       Avoidance of Double Withholding Taxes.  Purchaser and Seller hereby acknowledge that the standard procedure described in Section 4 of the Revenue Procedure 2004-53 as promulgated by the IRS with respect to wage reporting, and F.I.C.A., withholding and similar tax and other collections is applicable to Seller’s employees who become employees of Purchaser or its Affiliates.

14.04       Removal of Trademarks, Etc.  As promptly as practicable after the Closing, and in no event later than thirty (30) days after the Closing Date, Purchaser agrees not to use and to delete, remove or otherwise obliterate from the Purchased Assets all trade names and trademarks of Seller or its Affiliates, including, but not limited to, references to “DPL Energy, LLC” and derivatives thereof, including, without limitation, all logos.

14.05       [Intentionally left blank.]

14.06       Tax Matters.

(a)           Seller’s Responsibilities.  Seller shall (i) timely prepare and file when due any Tax Return that is required to include the operations, ownership, assets or activities of, or related to, the

Facility or the Purchased Assets for any Tax Period ending on or before the Closing Date and (ii) pay all Taxes shown to be due on such Tax Returns or otherwise owing (including payments in lieu of taxes or fees pursuant to the Compensation Agreements or any Taxes for the “Straddle Period” defined below) that are allocable to the Tax Period prior to and including the Closing Date.

(b)           Purchaser’s Responsibilities.  Purchaser shall (i) prepare and file when due all Tax Returns that are required to include the operations, ownership, assets or activities of, or related to, the Facility or the Purchased Assets for any Tax Period ending after the Closing Date (including the “Straddle Period” as hereinafter defined) and (ii) pay all taxes shown to be due on such Tax Returns or otherwise owing (including payments in lieu of taxes or fees pursuant to the Compensation Agreements (to the extent such Compensation Agreements have been assigned to Purchaser under Section 5.06) or any Taxes for the “Straddle Period” as defined below) that are allocable to the Tax Period after the Closing Date.

(c)           Straddle Period.  The “Straddle Period” is any Tax Period beginning before and ending after the Closing Date.  Except as otherwise provided in Section 14.06(d), Taxes and payments in lieu of taxes or fees pursuant to Compensation Agreements for the Straddle Period shall be allocated to Seller and Purchaser, respectively, by multiplying the total amount of such Taxes, payments or fees, by a fraction, the numerator of which is the number of days of the Straddle Period for which each party is responsible for the payment of such Taxes and the denominator of which is the total number of days in the Straddle Period.  To the extent that (i) the Compensation Agreements have been assigned to Purchaser and (ii) Seller has made any payment in 2006 pursuant to such Compensation Agreements which result in a prepayment allocable to any date after the Closing Date, Purchaser shall reimburse Seller for the portion of such prepayment allocable to any date after the Closing Date.  Purchaser agrees that amounts payable under the Compensation Agreements (to the extent such Compensation Agreements have been assigned to Purchaser under Section 5.06) after the Closing Date are solely the responsibility of the Purchaser.

(d)           Ohio Real Property Taxes.  Seller shall pay, or reimburse Purchaser if Purchaser pays, the Ohio real property taxes for the first half of 2006 (billed in December 2006) and the second half of 2006 (billed in June 2007) with respect to the land and buildings comprising the Facility and the Purchased Assets.  Purchaser shall pay the Ohio real property tax for the first half of 2007 (billed in December 2007) and the second half of 2007 (billed in June 2008) with respect to the land and buildings comprising the Facility and the Purchased Assets (“2007 First Half Real Property Taxes” and “2007 Second Half Real Property Taxes,” respectively).  Seller shall reimburse Purchaser for its pro rata share of the 2007 First Half Real Estate Taxes and the 2007 Second Half Real Estate Taxes.  The amount of Seller’s reimbursement to Purchaser for Seller’s pro rata share of the 2007 First Half Real Property Taxes, shall be computed as follows:  multiply the total bill for 2007 First Half Real Property Taxes, as finally determined or adjusted, by a fraction the numerator of which is the number of days from January 1, 2007, to and including the earlier of the Closing Date and June 30, 2007, and the denominator or which is one hundred eighty-three (183) days.  The  amount of Seller’s reimbursement to Purchaser for Seller’s pro rata share of the 2007 Second Half Real Property Taxes, if any, shall be computed as follows:  multiply the total bill for 2007 Second Half Real Property Taxes, as finally determined or adjusted, by a fraction the numerator of which is the number of days from July 1, 2007, to and including the earlier of the Closing Date and December 31, 2007, and the denominator or which is one hundred eighty-three (183) days.  Seller shall pay to Purchaser such reimbursement promptly upon receipt of a copy of the bill for the 2007 First Half Real Property Taxes or 2007 Second Half Real Property Taxes, as applicable, and a computation of the amount of Seller’s reimbursement.

(e)           Ohio Personal Property Taxes.  With respect to the calendar year that begins after December 31, 2006 and includes the Closing Date, the Ohio personal property taxes will be allocated to each party as set forth in this Section 14.06(e).  For Seller’s pro rata share, multiply the total Ohio personal property tax bills for the calendar year, which includes the Closing Date, as finally determined or adjusted, by a fraction the numerator of which is the number of days from the first day of such calendar year to and including the Closing Date and the denominator of which is three hundred and sixty-five

(365) days, and for the Purchaser’s pro rata share, the total Ohio personal property tax bills for the calendar year that includes the Closing Date, as finally determined and adjusted, less the Seller’s pro rata share.  Seller shall pay the Purchaser Seller’s pro rata share if Purchaser pays the Ohio personal property tax bills for the calendar year that includes the Closing Date, or Purchaser shall pay to Seller Purchaser’s pro rata share if Seller pays the Ohio personal property taxes for the calendar year that includes the Closing Date in each case promptly upon receipt of a copy of the Ohio personal property tax bills for the calendar year that includes the Closing Date and a computation of each party’s pro rata share.  Purchaser agrees that all Ohio personal property taxes for any calendar year beginning after the Closing Date are solely the responsibility of the Purchaser.

14.07     O&M Transition Services Agreement Option.  Unless Purchaser has notified Seller in writing within thirty (30) days after the date hereof of Purchaser’s irrevocable commitment to enter into the O&M Transition Services Agreement, Seller shall have no obligation to enter into such agreement with Purchaser.

ARTICLE XV

Miscellaneous

15.01       Cost and Expenses.  Purchaser will pay its own costs and expenses (including attorneys’ fees, accountants’ fees and other professional fees and expenses) in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the purchase of the Purchased Assets and the other transactions contemplated by this Agreement (except as otherwise specifically provided for herein); and Seller will pay its own costs and expenses (including attorneys’ fees, accountants’ fees and other professional fees and expenses) in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the sale of the Purchased Assets and the other transactions contemplated by this Agreement (except as otherwise specifically provided for herein).

15.02       Entire Agreement.  The Schedules and the Exhibits referenced in this Agreement are incorporated into this Agreement and together contain the entire agreement between the parties hereto with respect to the transactions contemplated hereunder, and supersede all negotiations, representations, warranties, commitments, offers, contracts and writings prior to the date hereof.  No waiver and no modification or amendment of any provision of this Agreement shall be effective unless specifically made in writing and duly signed by the party to be bound thereby.

15.03       Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which, together, shall constitute one and the same instrument.

15.04       Assignment, Successors and Assigns.  The respective rights and obligations of the parties hereto shall not be assignable without the prior written consent of the other parties; provided, however, that Purchaser may assign all or part of its rights under this Agreement and delegate all or part of its obligations under this Agreement to one or more corporations or other entities who are Affiliates, in which event all the rights and powers of Purchaser and remedies available to it under this Agreement shall extend to and be enforceable by each such Affiliate.  Any such assignment and delegation shall not release Purchaser from its obligations under this Agreement, and further Purchaser guarantees to Seller the performance by each such Affiliate of its obligations under this Agreement.  In the event of any such assignment and delegation the term “Purchaser” as used in this Agreement shall be deemed to refer to each such Affiliate of Purchaser where reference is made to actions to be taken with respect to the acquisition of the Facility or Purchased Assets, and shall be deemed to include both Purchaser and each such Affiliate where appropriate.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns.

15.05       Savings Clause.  If any provision hereof shall be held invalid or unenforceable by any court of competent jurisdiction or as a result of future legislative action, such holding or action shall be strictly construed and shall not affect the validity or effect of any other provision hereof.

15.06       Headings.  The captions of the various Articles and Sections of this Agreement have been inserted only for convenience of reference and shall not be deemed to modify, explain, enlarge or restrict any of the provisions of this Agreement.

15.07       Risk of Loss.  Risk of loss, damage or destruction to the Purchased Assets shall be upon Seller until the Closing, and shall thereafter be upon Purchaser.

15.08       Governing Law.  The validity, interpretation and effect of this Agreement shall be governed exclusively by the laws of the State of Ohio.

15.09       Dispute Resolution.

(a)           If any issue, dispute, claim or controversy should arise out of or relate to this Agreement involving the parties hereto (“Dispute”) and the parties hereto are unable to resolve the Dispute on or before the thirtieth (30th) day following written notice of such Dispute by a party to the other party, which notice describes in reasonable detail the nature of the Dispute and the facts and circumstances relating thereto, Purchaser shall nominate a member of its senior management team and Seller shall nominate a member of its senior management team for the purpose of a meeting between such representatives at a mutually agreeable time and place to resolve such Dispute.  Such meeting shall take place on or before forty-five (45) days following the date of the notice of the Dispute by a party to the other party, and if the Dispute has not been resolved within fifteen (15) days following such meeting, any party may submit such Dispute to binding arbitration under this Section 15.09.

(b)           Upon demand of any party hereto made within thirty (30) days after the expiration of the fifteen (15)-day period provided in Section 15.09(a), any Dispute shall be resolved by binding arbitration as provided herein.  A party may demand and commence arbitration by delivering to the other party an arbitration notice (“Arbitration Notice”) that includes a general description of the Dispute and a reference to the fact that such Dispute is being referred to arbitration under this Section 15.09.

(c)           Promptly following the delivery of an Arbitration Notice, the parties hereto shall request the American Arbitration Association to designate three disinterested arbitrators pursuant to its Commercial Arbitration Rules (“AAA Rules”).  If any arbitrator resigns, becomes incapacitated, or otherwise refuses or fails to serve or to continue to serve as an arbitrator, the parties hereto shall request the American Arbitration Association to designate a successor pursuant to the AAA Rules.

(d)           The arbitration shall be conducted in the English language in Dayton, Ohio.  The arbitrators shall set the date, the time, and the place of hearing, which must commence on or before ninety (90) days following the designation of the third arbitrator.  The arbitration shall be conducted under the AAA Rules not inconsistent with the provisions of the Agreement.  In connection with any such arbitration, the arbitrators shall construe the Agreement in a manner consistent with the choice of law provisions set forth herein.  The arbitrators shall render their decision on or before ninety (90) days following the commencement of the hearing.  The arbitrators’ decision shall be set forth in writing that includes an allocation of the fees and expenses of the arbitrators to the parties and of the legal fees and costs of the parties in connection with the Dispute based on the relative extent to which they do not prevail on their positions.  Each party against which the decision assesses a monetary obligation shall pay that obligation on or before thirty (30) days following the announcement of the decision or such other date as the decision may provide.  The decisions of the arbitrators are final and binding on all parties hereto and are not subject to appeal.  The decisions of the arbitrators may be enforced in any court of competent jurisdiction, and any party may authorize any such court to enter judgment on the arbitrators’ decisions.  Pending the outcome of any arbitration conducted pursuant to this Section 15.09, the parties shall be obligated to continue to perform their respective obligations hereunder.  Except as provided in any arbitrators’ decision rendered in accordance with this Section 15.09, each of the parties hereby undertakes to carry out without delay the provisions of any arbitral award or decision and to bear its own legal fees and costs in connection with any Dispute.

(e)           Notwithstanding the binding arbitration provisions in this Section 15.09, the parties hereto agree to preserve, without diminution, the following remedies that the parties may employ or exercise freely, independently or in connection with an arbitration proceeding or after an arbitration action is brought.  Each party shall have the right to proceed in any court of proper jurisdiction or by self-help to exercise or prosecute the following remedies:  (a) all rights to obtain possession of property; (b) all rights to foreclose against any property or other security by exercising a power of sale granted under the Agreement or under applicable Law or by a judicial foreclosure and sale; (c) all rights of self-help including set-off and peaceful possession of personal property; and (d) obtaining provisional or ancillary remedies including injunctive relief, sequestration, garnishment, attachment, appointment of a receiver and filing an involuntary bankruptcy proceeding.  Preservation of these remedies does not limit the power of the arbitrators to grant similar remedies.

15.10       Press Releases.  Pending Closing, all notices to third parties and all other publicity relating to the transactions contemplated by this Agreement shall be jointly planned, coordinated, and agreed to by Purchaser and Seller, except to the extent disclosures are required by Law.

15.11       U.S. Dollars.  All amounts expressed in this Agreement and all payments required by this Agreement are in United States dollars.

15.12       Survival.  All representations and warranties made by any party in this Agreement shall be deemed made for the purpose of inducing the other party to enter into this Agreement and shall survive the Closing, subject to Section 12.02(a) hereof.

15.13       Notices.  (a)  All notices, requests, demands and other communications under this Agreement shall be in writing and delivered in person or by air courier, or sent by facsimile or sent by certified mail, postage prepaid, and properly addressed as follows:

To The Seller:

DPL Energy, LLC

1065 Woodman Drive

Dayton, OH  45432

Fax:  (937) 259-7848

Attention:  Gary G. Stephenson

With Copy To:

Winston & Strawn LLP

1700 K Street, NW

Washington, DC  20006

Fax:  (202) 282-5100

Attention:  Gerald P. Farano

To Purchaser:

Buckeye Power, Inc.

6677 Busch Boulevard

Columbus, Ohio 43229

Fax: (614) 846-7108

Attention: Patrick O’Loughlin

With Copy To:

Thompson Hine LLP

10 West Broad St.

Columbus, Ohio 43215

Fax: (614) 469-3361

Attention: Kurt P. Helfrich

(b)            Any party may from time to time change its address for the purpose of notices to that party by a similar notice specifying a new address, but no such change shall be deemed to have been given until it is actually received by the party sought to be charged with its contents.

(c)            All notices and other communications required or permitted under this Agreement which are addressed as provided in this Section 15.13 if delivered personally or by air courier, shall be effective upon delivery; if sent by facsimile, shall be delivered upon receipt of proof of transmission and if delivered by mail, shall be effective upon deposit in the United States mail, postage prepaid.

15.14       No Third Party Beneficiaries.  This Agreement is solely for the benefit of Seller and its successors and permitted assigns with respect to the obligations of Purchaser under this Agreement, and for the benefit of Purchaser and its successors and permitted assigns with respect to the obligations of Seller under this Agreement.  This Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right.

15.15       Jurisdiction and Consent to Service.  Subject to the provisions of Section 15.09, each of Seller and Purchaser (i) agrees that any suit, action or proceeding arising out of or relating to this Agreement shall be brought solely in the state or federal courts of the State of Ohio; (ii) consents to the exclusive jurisdiction of each such court in any suit, action or proceeding relating to or arising out of this Agreement; (iii) waives any objection that it may have to the laying of venue in any such suit, action or proceeding in any such court; and (iv) agrees that service of any court paper may be made in such manner as may be provided under applicable laws or court rules governing service of process.

15.16       WAIVER OF A JURY TRIAL.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

15.17       No Presumption Against Drafter.  Each of the parties hereto has jointly participated in the negotiation and drafting of this Agreement.  In the event of an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by each of the parties hereto and no presumptions or burdens of proof shall arise favoring any party by virtue of the authorship of any of the provisions of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Asset Purchase Agreement the day and year first above written.

DPL ENERGY, LLC

By:
Title:

.	BUCKEYE POWER, INC.

By:
Title:

Exhibits and Schedules

Exhibit	Description

A	Parent Guaranty
B	Form of General Warranty Deed
C	Form of Easements Assignment and Assumption Agreement
D	Form of Bill of Sale
E	Form of Assignment and Assumption Agreement
F	Form of O&M Transition Services Agreement

Schedule	Description

I	Facility
II	Retained Inventory
III	Retained Materials
IV	Real Property
V	Real Property Leases
VI	Easements
VII	Additional Contracts
VIII	Assigned Intellectual Property
IX	Assigned Permits
X	Proprietary Items
XI	Other Retained Assets
2.07	Allocation of Purchase Price
5.02	Permitted Contracts and Expenditures Pending Closing
6.01	Preliminary Title Report
7.03	Seller’s Required Consents and Approvals
7.04	Brokers
7.05	Required Assets
7.06(a)	Material Contracts
7.06(b)	Retained Contracts
7.07	Insurance
7.08	Permitted Real Estate Exceptions of Record
7.09	Liens Against Personal Property
7.10	Intellectual Property Infringement
7.11	Litigation
7.12	Compliance with Laws
7.13	Employees
7.14	Taxes
7.15	Licenses and Permits
7.16	Environmental Compliance
8.03	Purchaser’s Required Consents and Approvals
9.03	Material Adverse Effects